Bank Austria Creditanstalt

A Member of HVB Group

8420 / Investor Relations
Schottengasse 6-8
tria
53
08





Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Vienna, December 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. Ursula Künstler

Bank Austria Creditanstalt

Drucken

Press Release

30.12.2004

Bank Austria Creditanstalt finalises acquisition of Serbian Eksimbanka

- **More than 98 per cent of Eksimbanka's shareholders have accepted takeover offer**
- **Term of takeover offer extended to 17 January 2005 for the remaining shareholders**
- **Bank Austria Creditanstalt to become number 5 on the Serbian banking market**

After a public takeover bid directed to all shareholders of Eksimbanka which expired on 27 December 2004, a 98.3 per cent interest in Eksimbanka is transferred to Bank Austria Creditanstalt. For the acquisition of the remaining minority interest of 1.7 per cent Bank Austria Creditanstalt has extended its takeover offer on the same terms and conditions until 17 January 2005. "By acquiring Eksimbanka we significantly strengthen our market position in Serbia and Montenegro", says Erich Hampel, CEO of Bank Austria Creditanstalt. Together with Eksimbanka, Bank Austria Creditanstalt holds a market share of 5.3 per cent in Serbia.

In a tender procedure, Bank Austria Creditanstalt made the best bid for the purchase of a 58.7 per cent interest in Eksimbanka. An agreement to purchase the shares was made with the sellers of the controlling interest - i.e., Deutsche Investitions- und Entwicklungs-gesellschaft (DEG), the EBRD, the investment management company Futura Investment, and SEEF Holding, a member of the Soros financial group - and signed on 19 November 2004. The Bank Rehabilitation Agency held 12.3 per cent of the shares in Eksimbanka, and the remaining 29 per cent were free float. Due to legal requirements in Serbia, a binding public takeover offer was submitted to all shareholders. The price offered was 3,688.59 dinars per share. The offer was valid from 6 to 27 December 2004 and was accepted by 98.3 per cent of the shareholders.

Eksimbanka has total assets of EUR 144 million (as at 30 September 2004) and a market share of 2.4 per cent, which makes it number 12 in the Serbian banking market. With a country-wide network of 32 offices and a total of 300 employees, the bank serves about 60,000 customers. Eksimbanka was created in 1991. It was the first Serbian bank to receive capital from a number of renowned international investors. The bank has been restructured since then. Today, Eksimbanka operates an extensive and modern network of branches. The bank focuses on small and medium-sized businesses and retail customers.

BA-CA has been active in Serbia since December 2001 through its subsidiary HVB Bank Serbia and Montenegro. HVB Bank is currently the ninth-largest local bank, with total assets of about EUR 180 million, 160 employees, 7 branches and some 12,000 customers. HVB Bank Serbia and Montenegro and Eksimbanka together serve more than 70,000 customers through 39 branches. With combined total assets of about EUR 320 million, they become number 5 among banks in Serbia. It is planned to integrate HVB Bank Serbia and Montenegro and Eksimbanka by the end of 2005.

Within HVB Group, Bank Austria Creditanstalt is responsible for business in the markets of Central and Eastern Europe (CEE). The bank operates the leading network in the region, serving some 4.5 million customers in 11 countries. BA-CA has won numerous awards in recognition of its CEE competence: most recently "Euromoney" and "The Banker" named Bank Austria Creditanstalt "Best Bank in CEE" and "Bank of the Year in CEE", respectively.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Edith Holzer, phone: +43-50505-57126; e-mail: edith.holzer@ba-ca.com

Not for distribution in or into the United States, Canada or Japan

Press Release Vienna, 10 December 2004

Bank Austria Creditanstalt issues EUR 300m Floating Rate Note

Bank Austria Creditanstalt (BA-CA) has issued a floating rate note with a volume of EUR 300m and 10-year maturity yesterday. HVB Corporates & Markets and UBS act as Joint Lead Managers for this benchmark transaction.

The bond was placed with European retail and institutional investors. Demand in the issue was very high, allowing the issue to be fully placed within a very short period.

The security was offered at a fixed reoffer price of 99.821%. It has a quarterly coupon of 3-month Euribor plus 22 bp. Its denomination is EUR 1,000. Settlement date is 16 December 2004, and the bond falls due on 16 December 2014. The Bank will apply for a listing in Luxembourg.

Enquiries: Bank Austria Creditanstalt
Uschi Koch, International Markets
Tel. +43 (0)5 05 05-82831; e-mail: uschi.koch@ba-ca.com

Disclaimer

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The Bonds and the shares referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the Bonds or the shares referred to herein in the United States.

Stabilisation / FSA

Bank Austria Creditanstalt AG
Press office
A-1020 Vienna, Lassallestraße 1
Address: P.O. Box 8.000, A-1010 Vienna

Phone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com